 Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement File No. 333-208906

February 24, 2016

KINROSS GOLD CORPORATION
TREASURY OFFERING OF COMMON SHARES	February 24, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) on Form F-10 (File no. 333-208906)  with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement or you may request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or you may request it from TD Securities (USA) LLC in the United States. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or from Scotia Capital in the United States, Attention: Equity Capital Markets (tel:212-225-6853), 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY, 10006.

ISSUER:	Kinross Gold Corporation (the “Company”)

AMOUNT:	US$250,200,000

ISSUE:	83,400,000 common shares (“Common Shares”) of the Company.

ISSUE PRICE:	US$3.00 per Common Share.

OVER-ALLOTMENT OPTION:

The Underwriters will have an option to purchase up to an additional 12,510,000 Common Shares (being approximately 15% of the Issue) at the Issue Price to cover overallotments, if any, exercisable in whole or in part at any time until 30 days after Closing.

USE OF PROCEEDS:

The net proceeds from the offering will be used to repay the credit facilities that were utilized to purchase assets from Barrick Gold Corporation and to repay debt maturing in September, 2016 and for general corporate purposes.

LISTING:	The existing common shares of the Company trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols “K” and “KGC”, respectively.

FORM OF OFFERING:

Public offering in all provinces of Canada by way of a prospectus supplement to the Company’s short form base shelf prospectus dated February 11, 2016 and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System.

FORM OF UNDERWRITING:	Bought deal, subject to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

BOOKRUNNERS:	TD Securities Inc. and Scotiabank

UNDERWRITING FEE:	4.00%

CLOSING:	March 4, 2016